

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2005/C





05009274

9 June 2005

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the appointment of Dr. Fu Yuning as an independent non-executive director and audit committee member.

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Appointment of Dr. Fu\Letter-ADR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors ("Board") of Sino Land Company Limited ("Company") announces that with effect from 8th June 2005, Dr. Fu Yuning has been appointed as an Independent Non-executive Director and a member of the audit committee of the Company.

Dr. Fu, aged 48, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited and the Chairman of China Merchants China Direct Investments Limited, both companies are listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of Shenzhen Chiwan Petroleum Supply Base Co., Ltd., a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Company, Limited, a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Director of Hong Kong Port Development Council.

Dr. Fu does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Dr. Fu does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no director's service contract entered into between Dr. Fu and the Company. Dr. Fu has no fixed term of director's service with the Company but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. Annual director's fee payable to Dr. Fu by the Company will be fixed by the Board pursuant to the authority granted by the shareholders at the annual general meetings.

The Board would like to express its warm welcome to Dr. Fu on his joining the Board.

By order of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 8th June 2005

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Independent Non-executive Directors are Mr. Ronald Joseph Arculli, Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.